October 2, 2024

Darryle Burnham
Chief Financial Officer
Newsmax Inc.
750 Park of Commerce Drive, Suite 100
Boca Raton, Florida 33487

       Re: Newsmax Inc.
           Draft Offering Statement on Form 1-A
           Submitted September 4, 2024
           CIK No. 0002026478
Dear Darryle Burnham:

        We have reviewed your draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement of Form 1-A
The Offering, page 7

1. Information provided throughout the offering statement assumes that you will receive the full amount of the offering. Please revise throughout the offering statement, as applicable, to show the impact of receiving proceeds at varying levels, e.g., 25%, 50%, 75% and
       100% of the shares being sold. For example, changes should be made to offering summary and Use of Proceeds.
Business, page 42

2. We note your disclosure on page 25 that in 2023, you entered into a settlement agreement with a commercial counterparty for $41.3 million and as of September 3, 2024, you have a total of $38.2 million remaining to be paid over time. Please explain why you have not included a discussion of this settlement agreement under legal proceedings. Clarify whether any of the proceeds of the offering will be used to pay any portion of the
 October 2, 2024
Page 2

       settlement agreement. Additionally, please file the settlement agreement as an exhibit. Please refer to Item 17 of Part III of Form 1-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

3. On page 55, the disclosure indicates the General and administrative expense for the year ended December 31, 2023 and the year ended December 31, 2022, was $73,822,688 and
       $75,848,360, respectively. On pages 9 and F-4, you disclose that the general and administrative expenses for the year ended December 31, 2023 and December 31, 2022 is
       $100,915,301 and $78,409,190, respectively. Please advise. Advertising Revenue, page 54

4. You disclose that advertising revenue is only the service fee or commission associated with the respective advertising when the Company is acting as an agent. Please tell us how you determine whether you are the principal or agent in your advertising arrangements. Refer to ASC 606-10-55-36 through 55-40 and 50-12(c). In addition, tell us what consideration was given to disaggregate revenue by timing of transfer of goods or services (e.g. point in time, over time) or sales channels (e.g. gross versus net). Refer to
       ASC 606-10-55-90 and 55-91.
5. We note that you recognize some advertising revenue over-time using the output method.
       Please disclose the method applied to measure progress. Also, explain why the method used provides a faithful depiction of the transfer of goods or services. Refer to
       ASC 606-10-50-18.
Non-GAAP Financial Measures, page 60

6. Please remove the reconciliation that begins with Revenue and ends in Adjusted EBITDA as the presentation resembles a full income statement that gives undue prominence to the non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
       102.10(c) of the Compliance & Disclosure Interpretations for Non-GAAP Financial
       Measures.
7. Your reconciliation of adjusted EBITDA removes the impact of Other Corporate Matters and Other, net. Please tell us how you determined these expenses were not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question
       100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial
       Measures.
Certain Relationships and Related Party Transactions, page 73

8. We note your disclosure that all amounts listed in the Summary of Compensation Table for Mr. Ruddy include a portion of compensation and expense reimbursement paid/provided to Crown Reserve LLC, an entity wholly owned by Mr. Ruddy, through which Mr. Ruddy provided certain services, including director services. Please disclose
       Mr. Ruddy's role with Crown Reserve LLC and the business in which that Crown Reserve
       LLC is engaged. Please provide appropriate disclosure in the Management and related party sections of the offering statement.
 October 2, 2024
Page 3
Plan of Distribution, page 82

9.     We note your disclosure that    [i]n order to meet one of the
requirements for listing its
       Class B Common Stock on the NYSE, Digital Offering and other soliciting dealers intend to sell lots of 100 or more shares to a minimum of 400 beneficial
holders.    Given that
       Digital Offering is not required to sell any specific number or dollar amount of Shares in this Offering before a closing occurs, discuss the uncertainties regarding your application to list on the New York Stock Exchange. Clarify whether you need to complete this offering to meet the initial listing requirements of NYSE. If so, explain your disclosure that you will not "complete the registration" if the Shares are not approved for listing on
       NYSE.
Note 1. Nature of Business and Significant Accounting Policies
Other Assets, page F-12

10. You disclose that during 2023, you capitalized upfront costs associated with a business agreement with a commercial counterparty amounting to $41.25 million and recognized an impairment of $23.9 million. Please describe the nature and terms of this agreement.
       Explain why the payment is being amortized as a contra revenue item. In this regard, please tell us and disclose how you are accounting for this payment. Clarify whether the counterparty is a customer and you are applying ASC 606-10-32-25. Cite the accounting literature that supports your accounting conclusion. In addition, please disclose the facts and circumstances leading to the impairment. Tell us your consideration of charging the impairment as a reduction of revenue like your presentation of the amortization amount.
Note 10. Legal
Defamation and Disparagement Claims, page F-21

11. You disclose that in 2023, you entered into a settlement agreement with a commercial counterparty for $41.3 million and have $39.4 million remaining to be paid over time pursuant to the payment schedule. Please tell us how you are accounting for this settlement agreement and cite the literature that supports your accounting.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Edward M. Welch